                                                                                                                                         480 Pleasant Street
Lee, Massachusetts 01238
(413) 243-1600

January 11, 2013

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via Facsimile and EDGAR

Re:	Wave Systems Corp. Form 10-K for the fiscal year ended December 31, 2011 Filed March 30, 2012 File No. 000-24752
Dear Mr. Krikorian,

This letter sets forth the response of Wave Systems Corp. (the “Company”) to the comment letter, dated December 13, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the fiscal year ended December 31, 2011 filed on March 30, 2012 (the “Form 10-K”).  In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note (3) Significant Accounting Policies, (m) Revenue Recognition, page F-12

1.
We note from your discussion on page 14 that for the order from BASF received in May 2011, you recognized the license and 2011 maintenance ratably over the balance of 2011 and the 2012 maintenance would be recognized ratably over the full year of 2012.  You indicate in the description of your revenue recognition policy that VSOE does not exist for the maintenance component of your large customer class revenue arrangements.  As such, please explain how you were able to separately recognize revenue related to the 2012 maintenance.

Response:

The order from BASF involved a perpetual license, maintenance for the 8 months ending December 31, 2011 and maintenance for the following 12 months ending December 31,

United States Securities and Exchange Commission
January 11, 2013

2012.  The Company has not yet achieved VSOE for its “large” class orders.  The 2012 maintenance was cancellable by BASF at any time on or before December 1, 2011.  The 2011 maintenance was therefore bundled with the perpetual license and BASF has an option to acquire 2012 maintenance at a stated price.  Lacking VSOE for the bundled maintenance, the Company recognized the license and 2011 maintenance revenue over the longest undelivered element which was the initial maintenance period ended on December 31, 2011 pursuant to ASC 985-605-25-70.

Note (6) Acquisition of Safend, Ltd.

Adjustment for Receivables and Deferred Revenue, page F-17

2.
You indicate that certain previously filed financial statements relating to Safend, Ltd. should no longer be relied upon due to certain accounting errors and, further indicate that, as a result, presentation of unaudited pro forma financial information is impracticable.  We also note from your Form 8-K filed on March 15, 2012 that you planned to restate the Safend, Ltd. financial statements and file those financial statements on an amended Form 8-K/A.  Explain why the restated financial statements have yet to be filed.  Also tell us how this delinquency impacts your ability to sell shares pursuant to your effective registration statements.

Response:

As previously reported by the Company on its Form 8-K filed on March 15, 2012 (the “Form 8-K”), subsequent to its acquisition of Safend, Ltd. (“Safend”), which closed on September 22, 2011, the Company, in connection with the preparation of its 2011 year-end financial statements, discovered that the historical financial statements of Safend for the pre-closing periods ended June 30, 2011, December 31, 2010 and December 31, 2009 (the “Safend Financials”), which were originally filed on an amended Form 8-K/A on October 31, 2011 (the “Form 8-K/A”), contained certain accounting errors (the “Accounting Errors”) and should not be relied upon.  These Accounting Errors included: (i) improperly applied revenue recognition criteria, (ii) a bookkeeping error in the accounting for deferred revenue and (iii) certain accounts receivable determined to be uncollectible.  The cumulative effect of the Accounting Errors on the total shareholders’ equity of Safend, as disclosed in the Form 8-K, was to increase accumulated deficit by approximately $941,000 as of June 30, 2011.  As of December 31, 2010 and 2009, the increase in accumulated deficit of Safend was approximately $616,000 and $76,000, respectively.  While the Accounting Errors are less significant to the overall pro forma financial information reported in the Form 8-K/A for the pre-closing periods at issue, the Company determined that the Accounting Errors would likely be material to the Safend Financials for those pre-closing periods and that the Safend Financials should therefore not be relied upon in the form they were originally filed in the Form 8-K/A.

United States Securities and Exchange Commission
January 11, 2013

The Accounting Errors, and the correcting adjustments to the specific items in the Safend Financials, were reported in the Form 8-K.  Promptly following the filing of the Form 8-K, the Company filed the Form 10-K on March 30, 2012, which included consolidated financial statements and other consolidated financial data for the Company, in each case, to the extent applicable to the information contained in the Form 10-K, using revised financial data for Safend that corrected the Accounting Errors.

The Company does not believe the Accounting Errors impact its ability to sell securities under its outstanding registration statements (the “Registration Statements”).  The original Form 8-K/A was timely filed on October 31, 2011.  To the extent the Accounting Errors could be deemed material to the disclosures in the Registration Statements, the Form 8-K and Form 10-K have fully disclosed the errors and their impact on the pre-acquisition financial results of Safend and, to the extent applicable, have been taken into account in Wave’s subsequent SEC disclosure and financial reporting.  Safend has been fully integrated into Wave’s operations for over one (1) year and no issues in respect of the Safend Financials other than the Accounting Errors have been identified since the completion of the Safend acquisition in September 2011.  Given (i) the discrete nature of the Accounting Errors and (ii) the Company’s ability to explain, and take into account, such errors in its SEC disclosure and financial reporting subsequent to the discovery of such errors, the Company believes that the corrections described in the Form 8-K and in its subsequent SEC reporting have provided sufficient disclosure in respect of the Accounting Errors.  Notwithstanding the foregoing, as further described below, the Company has continued to work to obtain the restated Safend Financials for inclusion in its SEC filings.

Following the Company’s discovery of the Accounting Errors, the Company notified the former auditors of Safend, Brightman Almagor Zohar &Co., an accounting firm based in Israel and affiliated with Deloitte & Touche (the “Predecessor Auditor”).  At the time of the filing of the Form 8-K, the Company expected that the Predecessor Auditor would be able to promptly perform the work necessary to provide restated Safend Financials correcting the Accounting Errors, at which time the Company would also be in a position to provide the unaudited pro forma financial information that was omitted from the Form 10-K on grounds of impracticability.  In several communications the Company has had with the Predecessor Auditor since then, the Predecessor Auditor responded that it did not believe that a restatement of the Safend Financials was warranted under these circumstances and that it would not be withdrawing its audit opinion covering the Safend Financials nor its consent to the use of its audit opinion covering the Safend Financials in the Company’s Registration Statements.   The Company has nonetheless continued to request that the Predecessor Auditor provide an audit opinion for restated Safend Financials, as well as assist in the preparation of the restated Safend Financials.  The Company was recently informed that the Predecessor Auditor would consider our request internally again and discuss this matter with the Company next week.  If the Predecessor Auditor continues to decline to complete a restatement, the Company will have to

United States Securities and Exchange Commission
January 11, 2013

consider engaging a third party auditor to restate the Safend financial information for the prior periods in question or requesting a waiver from any requirements to file the restated financials.  We estimate that it would cost in excess of $200,000 to have a different accounting firm perform a de novo review and audit of the restated Safend Financials in question, and believe it would require a very significant commitment of the Company’s personnel and resources.  Accordingly, to date the Company has focused its efforts on engaging the Prior Accountant to perform the work.

Adjustment for Royalty Obligations, page F-18

3.
Further explain the nature of the adjustment related to the obligation to the Israeli government and the adjustment to acquired intangible assets.  Tell us how the obligation to the Israeli government compares to the amounts reflected in the historical financial statements of Safend, Ltd.  Tell us, and consider clarifying in your disclosure, whether these adjustments were measurement period adjustments recognized in accordance with paragraph ASC 805-10-25-17.  We refer you to ASC 805-10-50-6.

Response:

The historical financial statements of Safend did not record grants received from the Office of the Chief Scientist ( OCS )as a liability.  Prior to the acquisition date Safend recorded OCS funds received as a credit (reduction) to R&D expense.  Royalties payable were recorded as net revenues were recognized and these royalties were charged to cost of net revenues.

As part of the preliminary purchase price allocation presented in the Company’s Form 10-Q for the quarter ended September 30, 2011, the Company did not record a provisional amount for the fair value of the obligation related to OCS grants received.  The Company initially considered the anticipated royalty payments in the cash flows used to determine the preliminary valuation of certain intangibles which had the effect of reducing the carrying value of those intangibles by approximately $1.8 million.  The Company subsequently determined that a contractual obligation existed at the balance sheet date associated with the requirement to pay back the grants to the Israeli government along with the related LIBOR interest.  In consultation with the valuation specialist who had assisted the Company with the preliminary purchase price allocation, it was determined that the fair value of the obligation was approximately $4.0 million.  As a result, the Company increased the OCS grant liability by $4.0 million and correspondingly increased the intangible asset for the acquired technology by approximately $1.8 million and goodwill by approximately $2.2 million.  Goodwill was adjusted since the technology asset and OCS liability related to the acquisition of Safend did not impact the purchase price.

United States Securities and Exchange Commission
January 11, 2013

The Company considered whether this change should be characterized as a measurement period adjustment.  ASC 805-10-55-16 permits adjustments to provisional amounts if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of amounts recognized as of that date.  The Company concluded that while the adjustment to the OCS liability and corresponding adjustments to intangible assets and goodwill affected the purchase price allocation and the balance sheet at September 30, 2011, they were not the result of new information obtained during the measurement period, but rather were not appropriately taken into account at the time in the fair value measurement of the assets acquired and liabilities assumed in the acquisition.  In accordance with Regulation S-K 302, on page F-42 of the Form 10-K in the “Selected Quarterly Financial Data” footnote, the Company made reference to the immaterial adjustments, stating that “As discussed in footnote 6, the Company corrected an immaterial error to reflect the fair value of its liability to the OCS with offsetting amounts recorded to intangible assets and goodwill as part of preparing its year-end financial statements for December 31, 2011.”

Unaudited Pro Forma Financial Information, page F-18

4.
We note that you state that due to the errors identified in the Safend financial statements presenting pro forma financial information is impracticable.  Tell us why you believe that providing this information is impracticable as defined by ASC 250-10-45-9.  We refer you to ASC 805-10-50-2(h).

Response:

ASC 250-10-45-9 details the conditions that result in impracticability over retrospective application.  With respect to impracticability, ASC 250-10-45-9(a) states “After making every reasonable effort to do so, the entity is unable to apply the requirement”.  The Company determined that the disclosures required under ASC 805-10-50-2(h), specifically the comparative (to 2010) disclosures contemplated by ASC 805-10-50-2(h)(3) were impracticable at the time of the filing of the 10-K filed in March of 2012 due to the Accounting Errors noted above and its determination to restate the financial statements in question.  The Company would plan to provide this pro forma information when audited restated Safend Financials are completed.

Conclusion

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

United States Securities and Exchange Commission
January 11, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s response to your comments.  Should you have any questions or comments with respect to this filing, please call me at (413) 243-7008 or e-mail at jfeeney@wave.com.

Sincerely,

/s/ Gerard T. Feeney

Gerard T. Feeney
Chief Financial Officer

cc:	Melissa Walsh (Securities and Exchange Commission)
Steven K. Sprague
KPMG